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                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. [_______])*


                           HI-TECH PHARMACAL CO., INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    42840B101
--------------------------------------------------------------------------------
                                 (CUSIP number)
--------------------------------------------------------------------------------
                                  JULY 17, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------
Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is Filed:

[ ] Rule 13d-1(b)

[ X] Rule 13d-1(c)

[ ] Rule 13d-1(d)
----------------------     ----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                Page 1 of 9 Pages

CUSIP No.  045327103               13G                         Page 2 of 9 Pages


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

     Sage Capital Growth, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          590,427 (see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            590,427 (see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,427 (see Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.96% (see Item 4)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________


                               Page 2 of 9 Pages

CUSIP No.  045327103               13G                         Page 3 of 9 Pages


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

     Mainfield Enterprises, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          590,427 (see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            590,427 (see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,427 (see Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.96% (see Item 4)

________________________________________________________________________________


                               Page 3 of 9 Pages

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.

        (a)    Name of Issuer:

               Hi-Tech Pharmacal Co., Inc.

        (b)    Address of Issuer's Principal Executive Offices:

               369 Bayview Avenue
               Amityville, New York 11701

ITEM 2.

        (a)    Name of Persons Filing:

               Sage Capital Growth, Inc. ("Sage")
               Mainfield Enterprises, Inc. ("Mainfield")

        (b)    Address of Principal Business Office:

               Sage:
               660 Madison Avenue, 18th floor
               New York, NY 10021

               Mainfield:
               Icaza, Gonzalez-Ruiz &Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
               P.O. Box  873, Road Town
               Tortolla, British Virgin Islands

        (c)    Citizenship:

               Sage:
               New York

               Mainfield:
               British Virgin Islands

        (d)    Title of Class of Securities:

               Common Stock, par value $0.01 per share

        (e)    CUSIP Number:

               42840B101


                                Page 4 of 9 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSONS FILING ARE A:

     (a)    [ ]    Broker or dealer  registered under Section 15 of the Exchange
                   Act;

     (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)    [ ]    Insurance  company  as defined  in  Section  3(a)(19)  of the
                   Exchange Act;

     (d)    [ ]    Investment   company   registered  under  Section  8  of  the
                   Investment Company Act;

     (e)    [ ]    An    investment    advisor   in    accordance    with   Rule
                   13d-1(b)(1)(ii)(E);

     (f)    [ ]    An employee  benefit plan or an endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)    [ ]    A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

     (h)    [ ]    A savings  association  as  defined  in  Section  3(b) of the
                   Federal Deposit Insurance Act;

     (i)    [ ]    A church  plan that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the Investment
                   Company Act of 1940;

     (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box  [X].


ITEM 4.        OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        Sage:
        (a)    Amount Beneficially Owned:

               590,427 shares of Common Stock (see Footnote 1)

        (b)    Percent of Class:

----------
1 Includes 455,427 shares of Common Stock owned by Mainfield and 135,000 shares of Common Stock issuable upon exercise of the Additional Investment Right issued to Mainfield on July 17, 2003.


                                Page 5 of 9 Pages

               6.96% (see Footnote 2)

        (c)    Number of shares as to which Sage has:

               (i)    Sole power to vote or to direct the vote:

                      0

               (ii)   Shared power to vote or to direct the vote:

                      590,427 shares of Common Stock (see Footnote 1)

               (iii)  Sole power to dispose or to direct the disposition of:

                      0

               (iv)   Shared power to dispose or to direct the disposition of:

                      590,427 shares of Common Stock (see Footnote 1)


        Mainfield:
        (a)    Amount Beneficially Owned:

               590,427 shares of Common Stock (see Footnote 1)

        (b)    Percent of Class:

               6.96% (see Footnote 2)

        (c)    Number of Shares as to Which Mainfield has:

               (i)    Sole power to vote or to direct the vote:

                      0

               (ii)   Shared power to vote or to direct the vote:

                      590,427 shares of Common Stock (see Footnote 1)

               (iii)  Sole power to dispose or to direct the disposition of:

                      0

               (iv)   Shared power to dispose or to direct the disposition of:


---------

2 Based on 7,493,476 shares of Common Stock issued and outstanding as of July 14, 2003 as represented by the Issuer to Mainfield, plus (i) the 860,000 shares issued by the Company on July 17, 2003, and (ii) the 135,000 shares of Common Stock issuable upon exercise of the Additional Investment Right issued on July 17, 2003, for a total of 8,488,476 shares of Common Stock.



                                Page 6 of 9 Pages

                      590,427 shares of Common Stock (see Footnote 1)

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Inapplicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.

ITEM 7.        IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Inapplicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               See the Joint Filing Agreement Attached hereto as an Exhibit.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP.

               Inapplicable

ITEM 10.       CERTIFICATION.

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 7 of 9 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Sage Capital Growth, Inc.


                                                 /s/ Avi Vigder
                                                --------------------------------
                                                Name:   Avi Vigder
                                                Title:  Authorized Signatory


                                                Mainfield Enterprises, Inc.


                                                 /s/ Avi Vigder
                                                --------------------------------
                                                Name:   Avi Vigder
                                                Title:  Authorized Signatory


                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

        In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

        IN WITNESS WHEREOF, the undersigned hereby executed this agreement on July 23, 2003.

                                                Sage Capital Growth, Inc.


                                                 /s/ Avi Vigder
                                                --------------------------------
                                                Name:   Avi Vigder
                                                Title:  Authorized Signatory


                                                Mainfield Enterprises, Inc.


                                                 /s/ Avi Vigder
                                                --------------------------------
                                                Name:   Avi Vigder
                                                Title:  Authorized Signatory

                                Page 9 of 9 Pages